Filed by Trulia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

On July 28, 2014, the following entry was posted on Trulia, Inc.’s corporate blog:

TODAY MARKS A NEW AND EXCITING CHAPTER FOR TRULIA AS WE AGREE TO BE ACQUIRED BY ZILLOW

Today, we have some exciting news to share http://www.businesswire.com/news/home/20140728005503/en/Zillow-Announces-Acquisition-Trulia-3.5-Billion-Stock, as Trulia is embarking on a new and exciting chapter. We’ve signed an agreement to be acquired by Zillow, which will enable us to accelerate our efforts to revolutionize the home search process for consumers, help professionals build their businesses and create additional value in adjacent markets. I’m excited about the benefits this combination will bring to the consumers, agents, brokers, franchises and data providers we work with every day.

Over the last 10 years, we have successfully built Trulia from the ground up by staying focused on our vision - to fundamentally improve the way that home buyers, sellers, renters and home seekers find a place to live and the way that agents and brokers connect with them to power their businesses. It’s clearly been working and today’s news further validates and invigorates our mission. It is also a reminder that our journey has really just begun.

Zillow will acquire Trulia in a stock-for-stock transaction in which Trulia stockholders will receive shares in the combined company equivalent to 0.444 shares of Zillow for each share of Trulia, and will own approximately 33% of the combined company at closing, on a fully diluted basis. At closing, I will remain as CEO of Trulia reporting to Zillow CEO, Spencer Rascoff, and will join the Board of Directors of the combined company. In addition, a second member of the Trulia board of directors will join the board of the combined company.

Trulia and Zillow will maintain our individual consumer brands and operate as separate companies. The combined company will offer buyers, sellers, homeowners and renters access to vital information about homes and real estate and provide advertising and software solutions that help real estate professionals grow their businesses.

Together, we will create an even stronger organization by bringing together the shared talent, technology and deep industry relationships of Zillow and Trulia. We can align our time, energy and resources into building the best online real estate experience by accelerating innovation on mobile and desktop platforms and providing more valuable tools and services to consumers and professionals. We can also work together and in partnership with the real estate industry to ensure more free data is made available to consumers, which can empower people to make better decisions. With broader and seamless distribution, home sellers, agents, participating brokerages, franchises and MLSs will be able to reach an even larger audience of consumers. Finally, together we can offer shared services and marketing platforms for advertisers to enhance productivity and deliver great return on our customers’ investment with us.

I know this announcement may come as a surprise for some of you. Over the years, in this first chapter, as we have participated in the growth of the industry with Zillow, mutual respect grew. We believe that combining with Zillow will allow us to do much more together than apart.

It has never been a more exciting time to be in the real estate industry. Here’s to the next exciting chapter!

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Zillow and Trulia expect to file a joint proxy statement/prospectus with the SEC, and Zebra Holdco, Inc. expects to file with the SEC a registration statement on Form S-4. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when they become available) and other documents filed by Zillow and Trulia at the SEC’s website at www.sec.gov. Copies of the documents filed by Zillow with the SEC will be available free of charge on Zillow’s website at www.zillow.com or by contacting Zillow Investor Relations at (206) 470-7137. Copies of the documents filed by Trulia with the SEC will be available free of charge on Trulia’s website at www.trulia.com or by contacting Trulia Investor Relations at (415) 400-7238.

Certain Information Regarding Participants

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Zillow’s executive officers and directors in Zillow’s definitive proxy statement filed with the SEC on April 17, 2014. You can find information about Trulia’s executive officers and directors in Trulia’s definitive proxy statement filed with the SEC on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available). These documents can be obtained free of charge from Zillow or Trulia using the sources indicated above.